iQSTEL Inc.

300 Aragon Avenue, Suite 375

Coral Gables, FL 33134

April 15, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.W.

Washington, D.C. 20549

 Attention: Uwem Basey

Re: iQSTEL Inc. Request to Withdraw Registration Statement filed confidentially on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), iQSTEL Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1, together with all exhibits thereto, filed with the Commission confidentially on December 23, 2024 (the “Registration Statement”).

Due to prevailing market conditions, the Company has determined not to utilize the Registration Statement for an initial public offering at this time. Because the proposed offering of shares of the Company’s common stock that would have otherwise been registered under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registration Statement has not been declared effective by the Commission and no securities have been or will be sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, the fee paid to the Commission in connection with the filing of the Registration Statement be credited for future use to the Company’s account to be offset against the filing fee for future use by the Company or an affiliate of the Company.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Sincerely,

By: /s/ Leandro Iglesias

Name: Leandro Iglesias

Title: Chief Executive Officer